
SEC MAIL PROCESSING
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MAR - 2 2005
WASH. D.C.
213
SECTION


05041044

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Bernard, Richards Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Seifer 212-587-6070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Richard Seifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bernard, Richards Securities, Inc., as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public [illegible] York

Commission Expires March 30, 2006

Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Bernard, Richards Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bernard, Richards Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard, Richards Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

January 25, 2005

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

BERNARD, RICHARDS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	95,130
Due from clearing broker		460,068
Other assets		21,997
	$	577,195

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	126,172

Stockholders' equity

Common stock, $1 par value; 1,000 shares, authorized issued and outstanding		1,000
Paid-in capital		649,000
Retained earnings (deficit)		(148,977)
		501,023
Treasury stock, 500 shares at cost		(50,000)
		451,023
	$	577,195

See notes to financial statements

BERNARD, RICHARDS SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Trading	$ 2,344,890
Grant income	52,500
Commissions and other income	49,432
	2,446,822
EXPENSES	
Salaries and payroll costs	1,684,921
Commissions and clearing charges	133,783
Communications	319,658
Occupancy	121,877
Other expenses	238,410
	2,498,649
NET LOSS	$ (51,827)

See notes to financial statements

BERNARD, RICHARDS SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER, 31 2004

Cash flows from operating activities	
Net loss	$ (51,827)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in due from clearing broker	96,041
Decrease in securities owned	516,525
Decrease in other assets	684
Decrease in accrued expenses	(88,292)
Decrease in securities owned, but not yet purchased	(445,104)
Total adjustments	79,854
Net cash provided by operating activities	28,027
NET INCREASE IN CASH	28,027
CASH - BEGINNING	67,103
CASH - END	$ 95,130

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 425

See notes to financial statements

BERNARD, RICHARDS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS (DEFICIT)*	*TREASURY STOCK*	*TOTAL*
Balance - beginning	$ 1,000	$ 649,000	$ (97,150)	$ (50,000)	$ 502,850
Net loss	-	-	(51,827)	-	(51,827)
Balance - end	$ 1,000	$ 649,000	$ (148,977)	$ (50,000)	$ 451,023

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard, Richards Securities, Inc. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker- dealer.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Owned

Securities owned and securities sold, but not yet purchased are recorded at current market value.

Income Taxes

The Company has elected to be taxed as an "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state and local franchise taxes.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, U.S. Clearing, a division of Fleet Securities, Inc.

The Company is located in New York City and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. GRANT INCOME

The Company received a recovery grant of $52,500 in 2004 from the World Trade Center Small Firm Attraction and Retention Grant Program. The grant is nonrecurring and nonrefundable.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $429,026, which was $329,026 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 29% as of December 31, 2004.

4. COMMITMENTS AND CONTINGENCIES

Lease

The Company entered into a lease for office space which expires in August 2009 and calls for monthly payments and specified escalations. Included in operations for 2004 is rent expense of approximately $122,000.

Future minimum lease payments are approximately as follows:

Year	Amount
2005	123,000
2006	125,000
2007	128,000
2008	130,000
2009	88,000
	$ 594,000

5. PROFIT SHARING PLAN

The Company has a (401K) profit sharing plan, which covers substantially all employees. The employees have the option of contributing a percentage of their earnings up to a specified maximum and the Company may make discretionary matching contributions. The Company made contributions of approximately $35,000 to the plan in 2004.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

NET CAPITAL	
Stockholder's equity	$ 451,023
Deductions and/or charges:	
Non-allowable assets	21,997
Net capital before haircuts on securities positions	429,026
Haircuts and undue concentration	-
NET CAPITAL	$ 429,026
MINIMUM NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 329,026
AGGREGATE INDEBTEDNESS	$ 126,172
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	29%

Note:
There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2004.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Bernard, Richards Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bernard Richards Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

January 25, 2005